VIA EDGAR

June 17, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon Isabel Rivera

Re:	SIM Acquisition Corp. I Amendment No.1 to Draft Registration Statement on Form S-1 Submitted May 31, 2024 CIK No. 0002014982

Dear Ms. Paulemon and Ms. Rivera:

SIM Acquisition Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 10, 2024, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on May 30, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 31, 2024

Risk Factors

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering…,page 74

1.	We note that the non-managing sponsor investors have expressed an interest in purchasing substantially all of the units in your offering. Please state the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering and address whether the limited number of public investors would impact the company’s listing eligibility.

In response to the Staff’s comment, we have revised the disclosures on the cover page and pages 1 and 75 of the Registration Statement.

If our initial business combination involves a company organized under the laws of the United States…, page 86

2.	We note your risk factor disclosure that, following your possible domestication, your securities would continue to trade on NYSE. Please reconcile this statement with disclosure throughout your prospectus that you intend to apply to have your shares and warrants listed on Nasdaq.

In response to the Staff’s comment, we have revised the disclosure on page 86 of the Registration Statement to reference Nasdaq.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. and Joshua N. Englard, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ David Kutcher
Name:	David Kutcher
Title:	Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP Kirkland & Ellis LLP